                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            MILESTONE SCIENTIFIC INC.
                            -------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    59935P100
                                 --------------
                                 (CUSIP NUMBER)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
               ---------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 21, 1997
             ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

CUSIP NO. 59935P100                                       PAGE 2 OF 12 PAGES

================================================================================

           Name of Reporting Person
      1    S.S. or I.R.S. Identification No. of Above Person
                             NEW VALLEY CORPORATION
--------------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3    SEC Use Only
--------------------------------------------------------------------------------
      4    Source of Funds (See Instructions)             WC
--------------------------------------------------------------------------------
      5    Check Box if Disclosure of Legal Proceedings
           is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6    Citizenship or Place of Organization

                                                        Delaware
================================================================================
                        7    Sole Voting Power

                             428,400 (including 380,000 acquirable within 60
                                    days upon exercise of Warrants)

                       ---------------------------------------------------------
                        8    Shared Voting Power
                            - 0 -
                       ---------------------------------------------------------
    Number of Shares    9    Sole Dispositive Power
  Beneficially Owned
   by Each Reporting         428,400 (including 380,000 acquirable within 60
     Person With                  days upon exercise of Warrants)
                       ---------------------------------------------------------
                        10    Shared Dispositive Power
                                                - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                         428,400 (including 380,000 acquirable within 60 days
                                   upon exercise of Warrants)
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                           5.54%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)              CO

================================================================================

CUSIP NO. 59935P100                                       PAGE 3 OF 12 PAGES

================================================================================

           Name of Reporting Person
      1    S.S. or I.R.S. Identification No. of Above Person
                             NEW VALLEY HOLDINGS, INC.
--------------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3    SEC Use Only
--------------------------------------------------------------------------------
      4    Source of Funds (See Instructions)             N/A
--------------------------------------------------------------------------------
      5    Check Box if Disclosure of Legal Proceedings
           is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6    Citizenship or Place of Organization

                                                        Delaware
================================================================================
                        7    Sole Voting Power

                                             - 0 -
                       ---------------------------------------------------------
                        8    Shared Voting Power
                                             - 0 -
                       ---------------------------------------------------------
    Number of Shares    9    Sole Dispositive Power
  Beneficially Owned
   by Each Reporting                         - 0 -
     Person With
                       ---------------------------------------------------------
                        10    Shared Dispositive Power
                                             - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                             - 0 -
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                           [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                  0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)        CO; HC

================================================================================

CUSIP NO. 59935P100                                       PAGE 4 OF 12 PAGES

================================================================================

           Name of Reporting Person
      1    S.S. or I.R.S. Identification No. of Above Person
                             BGLS INC.
--------------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3    SEC Use Only
--------------------------------------------------------------------------------
      4    Source of Funds (See Instructions)             N/A
--------------------------------------------------------------------------------
      5    Check Box if Disclosure of Legal Proceedings
           is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6    Citizenship or Place of Organization

                                                        Delaware
================================================================================
                        7    Sole Voting Power

                                             - 0 -
                       ---------------------------------------------------------
                        8    Shared Voting Power
                                             - 0 -
                       ---------------------------------------------------------
    Number of Shares    9    Sole Dispositive Power
  Beneficially Owned
   by Each Reporting                         - 0 -
     Person With
                       ---------------------------------------------------------
                        10    Shared Dispositive Power
                                             - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                             - 0 -
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                           [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                  0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)        CO; HC

================================================================================

CUSIP NO. 59935P100                                       PAGE 5 OF 12 PAGES

================================================================================

           Name of Reporting Person
      1    S.S. or I.R.S. Identification No. of Above Person
                             BROOK GROUP LTD.
--------------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3    SEC Use Only
--------------------------------------------------------------------------------
      4    Source of Funds (See Instructions)             N/A
--------------------------------------------------------------------------------
      5    Check Box if Disclosure of Legal Proceedings
           is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6    Citizenship or Place of Organization

                                                        Delaware
================================================================================
                        7    Sole Voting Power

                                             - 0 -
                       ---------------------------------------------------------
                        8    Shared Voting Power
                                             - 0 -
                       ---------------------------------------------------------
    Number of Shares    9    Sole Dispositive Power
  Beneficially Owned
   by Each Reporting                         - 0 -
     Person With
                       ---------------------------------------------------------
                        10    Shared Dispositive Power
                                             - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                             - 0 -
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                           [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                  0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)        CO; HC

================================================================================

CUSIP NO. 59935P100                                       PAGE 6 OF 12 PAGES

================================================================================

           Name of Reporting Person
      1    S.S. or I.R.S. Identification No. of Above Person
                             BENNETT S. LEBOW
--------------------------------------------------------------------------------
      2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3    SEC Use Only
--------------------------------------------------------------------------------
      4    Source of Funds (See Instructions)             N/A
--------------------------------------------------------------------------------
      5    Check Box if Disclosure of Legal Proceedings
           is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6    Citizenship or Place of Organization

                                                      United States
================================================================================
                        7    Sole Voting Power

                                             - 0 -
                       ---------------------------------------------------------
                        8    Shared Voting Power
                                             - 0 -
                       ---------------------------------------------------------
    Number of Shares    9    Sole Dispositive Power
  Beneficially Owned
   by Each Reporting                         - 0 -
     Person With
                       ---------------------------------------------------------
                        10    Shared Dispositive Power
                                             - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                             - 0 -
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                           [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)        IN

================================================================================

                  This Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 15, 1997 (the "Schedule 13D"), as amended by Amendment Nos. 1 and 2 filed with the SEC, on behalf of New Valley Corporation ("New Valley"), N.V. Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.001 par value (the "Common Stock"), of Milestone Scientific Inc., a Delaware corporation (the "Company"), is hereby further amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.  IDENTITY AND BACKGROUND.

                  The second sentence of the second paragraph in Item 2 of the
Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 428,400 shares (including 48,400 shares acquired by New Valley and 380,000 shares acquirable by New Valley within 60 days upon the exercise of warrants) of Common Stock (such shares and warrants, together with the Contingent Warrant (as defined below), collectively, the "Securities") or approximately 5.54% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act")."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (1) Clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                           "As of the date hereof, the Reporting Persons may be
                  deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 428,400 shares (including 380,000 shares acquirable within 60 days upon the exercise of warrants) of Common Stock of the Company, which constituted approximately 5.54% of the 5,568,152 shares of Common Stock outstanding as of July 31, 1997 (as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997) plus (i) the 500,000 shares of Common Stock acquired by New Valley, or acquirable by New Valley within 60 days, upon the exercise of warrants and (ii) the 1,666,666 shares of Common Stock which the Company announced on September 11, 1997 had been issued in a private placement."

                  (2) Clause (c) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                           "(c) On September 9, 1997, New Valley purchased the
                  Securities from the Company for $3,000,000. See Item 6. On October 14, 1997, New Valley exercised warrants to purchase 120,000 shares of Common Stock at $9.00 per share. From October 1 to October 24, 1997, New

                               Page 7 of 12 Pages

                  Valley sold in the open market on NASDAQ 571,600 shares of Common Stock as described in Exhibit G, which is attached hereto and incorporated herein by reference. None of the Reporting Persons has effected any other transactions in the Common Stock in the past 60 days."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit G of Item 7 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

Exhibit G:        Transactions in the Common Stock in the past 60 days.




                               Page 8 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            October 28, 1997

                                      NEW VALLEY CORPORATION

                                      By:  /s/ RICHARD J. LAMPEN
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      NEW VALLEY HOLDINGS, INC.

                                      By:  /s/ RICHARD J. LAMPEN
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      BGLS INC.

                                      By:  /s/ RICHARD J. LAMPEN
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      BROOKE GROUP LTD.

                                      By:  /s/ RICHARD J. LAMPEN
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President

                                      BENNETT S. LEBOW
                                      By:  New Valley Corporation

                                      By:  /s/ RICHARD J. LAMPEN
                                           -------------------------------------
                                           Name:    Richard J. Lampen
                                           Title:   Executive Vice President



                               Page 9 of 12 Pages

                                                                    EXHIBIT G
                                                                    ---------



         TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

                                                              No. of Shares                    Price Per
              Name                       Date                      Sold                          Share (1)
              ----                       ----                 --------------                   ---------
New Valley                             10/1/97                     1,000                         23.7500
                                                                   1,400                         25.5625
                                                                  45,500                         25.6250
                                                                  71,400                         25.7500
                                                                   1,000                         25.8125
                                                                  10,000                         25.8750
                                                                   1,000                         25.9375
                                                                  29,500                         26.0000
                                                                   1,000                         26.0625
                                                                   2,500                         26.2500
                                                                   1,400                         26.6250
                                                                   4,600                         26.7500
                                                                   2,000                         26.8750
                                                                   1,000                         26.9375
                                                                     700                         27.0000
                                                                     300                         27.0625
                                                                   2,000                         27.1250
                                                                   8,000                         27.2500
                                                                   1,500                         27.5000
                                                                   4,000                         27.6250
                                                                     500                         28.7500
                                                                   3,000                         29.1250
                                                                   4,000                         29.2500
                                                               ---------
                                                                 197,300

New Valley                             10/2/97                     8,500                         19.2500
                                                                   1,300                         19.3750
                                                                   5,000                         19.5000
                                                                   5,600                         19.6250
                                                                   1,000                         19.6875
                                                                   7,100                         19.7500
                                                                     600                         19.8125
                                                                   3,000                         19.8750
                                                                   4,400                         20.0000
                                                                   1,000                         20.2500
                                                                   2,000                         20.3750
                                                                   3,000                         20.5000
                                                                   3,000                         20.7500
                                                                  12,000                         21.0000
                                                                  37,000                         21.0625
                                                                     500                         21.1250
                                                                --------
                                                                  95,000

New Valley                             10/3/97                     3,000                         22.0000
                                                                   3,600                         22.2500
                                                                     900                         22.3750
                                                                 -------
                                                                   7,500


                              Page 10 of 12 Pages

New Valley                             10/6/97                    12,000                         21.7500
                                                                  18,000                         22.0000
                                                                 -------
                                                                  30,000

New Valley                             10/7/97                     8,000                         22.1250
                                                                   2,000                         22.2500
                                                                   5,000                         22.3750
                                                                   7,500                         22.5000
                                                                   7,500                         22.6250
                                                                --------
                                                                  30,000

New Valley                             10/8/97                    10,000                         24.8750
                                                                   4,000                         25.0000
                                                                   2,000                         25.2500
                                                                   1,800                         25.5000
                                                                   4,700                         25.6250
                                                                --------
                                                                  22,500

New Valley                             10/9/97                     2,000                         25.8750
                                                                   5,000                         26.0625
                                                                   3,000                         26.2500
                                                                   2,000                         26.3750
                                                                   3,000                         26.6250
                                                                   5,000                         26.7500
                                                                   3,900                         27.0000
                                                                --------
                                                                  23,900

New Valley                             10/10/97                   13,000                         27.3750
                                                                   8,400                         27.5000
                                                                --------
                                                                  21,400

New Valley                             10/13/97                    1,500                         28.2500
                                                                   2,000                         28.3125
                                                                     500                         28.3750
                                                                  11,000                         28.7500
                                                                   1,000                         28.8750
                                                                --------
                                                                  16,000

New Valley                             10/14/97                      500                         27.0000
                                                                     500                         27.5000
                                                                   5,000                         29.0000
                                                                --------
                                                                   6,000

New Valley                             10/15/97                    8,000                         27.5000

New Valley                             10/17/97                    8,000                         27.0000
                                                                     200                         27.0625
                                                                   7,300                         27.2500
                                                                  10,500                         27.5000
                                                                   1,000                         27.7500
                                                                   3,000                         27.8750
                                                                --------
                                                                  30,000


                              Page 11 of 12 Pages

New Valley                             10/20/97                    5,000                         28.1250
                                                                  30,000                         29.0000
                                                                     500                         29.0625
                                                                --------
                                                                  35,500

New Valley                             10/21/97                   10,000                         25.7500
                                                                   1,000                         25.8750
                                                                --------
                                                                  11,000

New Valley                             10/22/97                    5,500                         25.0000
                                                                   1,300                         25.1250
                                                                   2,000                         25.3750
                                                                   2,500                         25.5000
                                                                   2,000                         25.7500
                                                                   1,700                         25.8750
                                                                 -------
                                                                  15,000

New Valley                             10/23/97                      100                         24.7500
                                                                   1,900                         24.8750
                                                                   3,000                         25.0000
                                                                   2,000                         25.2500
                                                                   1,500                         25.3750
                                                                   2,500                         25.5000
                                                                 -------
                                                                  11,000

New Valley                             10/24/97                    4,200                         25.1250
                                                                   1,300                         25.3750
                                                                     500                         25.5000
                                                                   3,500                         25.6250
                                                                   2,000                         25.7500
                                                                 -------
                                                                  11,500

--------------------------------------------------------

(1)      Excludes brokerage commissions.

         See Item 6 of the Schedule 13D regarding the purchase of the Securities by New Valley on September 9, 1997.

         On October 14, 1997, New Valley exercised warrants to purchase 120,000 shares of Common Stock at $9.00 per share.



                              Page 12 of 12 Pages